FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

August 5 and 7, 2008

ITEM 3   News Release:

A press release was issued on August 8, 2008 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced that on August 7th a group of its creditors filed for an Order under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”). JED further announce that on August 5th it had received the resignation of James T. Rundell as President and a Director of JED and its subsidiaries.

JED also announced that on August 5th it filed the Additional Plan with the American Stock Exchange (“AMEX”) requested by the previously announced July 15, 2008 notice from AMEX that JED is not in compliance with Section 1003(a)(iv) of the AMEX Company Guide.

ITEM 5   Full Description of Material Change:

On August 7, 2008 a group of JED’s unsecured creditors filed an Originating Notice in the Court of Queen’s Bench of Alberta, Judicial District of Calgary, requesting an Order declaring that the Company and its wholly-owned subsidiary, JED Production Inc., together are a “debtor company” under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) and staying all proceedings and remedies against the Company except as set forth in the Order or otherwise permitted by law.  The requested Order would further authorize JED to carry on its business and to appoint PricewaterhouseCoopers as the monitor in the CCAA proceedings.  This Notice is scheduled to be heard this morning and a further announcement will be made following the conclusion of the hearing.

On August 5, 2008 JED received the resignation of James T. Rundell as President and a Director of JED and its subsidiaries in order to pursue other activities.  The Board has decided that until the current restructuring efforts have been completed, the office of President and the vacancy on the Board will not be filled.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C.

Vice-President, Legal & Corporate Affairs

(403) 335-2105

ITEM 9   Date of Report:

Dated at Didsbury, Alberta on August 8, 2008.